

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Kristy Chipman
Chief Financial Officer
Ruths Hospitality Group, Inc.
1030 W. Canton Avenue, Suite 100,
Winter Park , FL 32789

> **Re: Ruths Hospitality Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 26, 2021**
> **Filed February 24, 2022**
> **Form 10-Q for Fiscal Quarter Ended September 25, 2022**
> **Filed November 4, 2022**
> **Form 8-K**
> **Filed on May 27, 2022**
> **File No. 000-51485**

Dear Kristy Chipman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on May 27, 2022

Item 8.01. Other Events, page 2

1. We note on May 24, 2022, you and the class representatives agreed to a Memorandum of Understanding regarding settlement of the class action litigations. Please tell us more about the settlement discussions including when the settlement discussions began and when an offer to settle the class action litigations was made.

<u>Form 10-Q for Fiscal Quarter Ended September 25, 2022</u>

<u>Item 2. Management's Discussion and Analysis</u>
<u>Results of Operations</u>
<u>Thirty-Nine Weeks Ended September 25, 2022...</u>
<u>Restaurant Sales, page 17</u>

2.   Please revise to supplement your disclosure with analysis of underlying reasons for period over period increases to your restaurant sales. To the extent that pricing, check size, or traffic volume impacted your period over period results, please consider including such disclosure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Abe Friedman at 202-551-8298 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services